Exhibit 99.196

AGENCY AGREEMENT

April 12, 2021

mCloud Technologies Corp. 550-510 Burrard St.

Vancouver, British Columbia V6C 3A8

Attention: Mr. Russel McMeekin, President & Chief Executive Officer

Dear Sir:

ATB Capital Markets Inc. (the “Agent”), understands that mCloud Technologies Corp. (the “Corporation”) proposes to issue and sell up to 6,000,000 units of the Corporation (the “Units”) at a price of $2.10 per Unit (the “Offering Price”) for aggregate gross proceeds of up to $12,600,000 (the “Offering”) upon and subject to the terms and conditions contained herein. Each Unit will consist of one common share in the capital of the Corporation (each, an “Offered Share”) and one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Corporation. Each Warrant shall entitle the holder thereof to acquire one common share in the capital of the Corporation (each, a “Warrant Share”) at an exercise price of $2.85 per Warrant Share, until the date which is 36 months following the closing date, which shall be April 15, 2021 or such other date as the Company and the Agent may agree in writing (the "Closing Date"), subject to adjustment in certain events.

The Corporation hereby grants to the Agent an option to offer and sell up to an additional 900,000 Units (the “Over-Allotment Option”) at the Offering Price, for a period of 30 days following the Closing Date upon the terms and conditions set forth herein to cover the Agent’s over-allocation position, if any, and for market stabilization purposes. The Agent may elect to exercise the Over-Allotment Option, in whole or in part, at its sole discretion, for additional Units at the Offering Price (the “Over-Allotment Units”) only, Offered Shares at a purchase price of $1.84 per Offered Share (the “Over-Allotment Shares”) only, or Warrants at a purchase price of $0.26 per Offered Warrant (the “Over-Allotment Warrants”) only, or any combination thereof (collectively, the “Over-Allotment Securities”); provided that no more than an aggregate of 900,000 Over-Allotment Shares and 900,000 Over-Allotment Warrants are issued pursuant to the Over-Allotment Option. The Units and the Over-Allotment Securities are collectively referred to herein as the “Offered Securities” and, where applicable, reference herein to "Units" shall be deemed to include the Over-Allotment Units, reference herein to "Offered Shares" shall be deemed to include the Over- Allotment Shares and reference herein to "Warrants" shall be deemed to include the Over-Allotment Warrants.

The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Agent by giving written notice to the Corporation at any time on or before 12:00 p.m. (Toronto time) on the 30th date following the Closing Date, such notice to set forth: (i) the aggregate number of Over-Allotment Securities to be offered and sold; and (ii) the closing date for the Over-Allotment Securities, provided that such closing date shall not be less than two Business Days (as hereinafter defined) and no more than five Business Days following the date of such notice. Pursuant to such notice, the Corporation shall deliver and sell, the number of Over-Allotment Securities indicated in such notice, in accordance with the provisions of this Agreement.

Upon and subject to the terms and conditions contained in this Agreement, the Company hereby appoints the Agent as its exclusive agent to solicit offers to purchase the Offered Securities. The Agent hereby accepts its appointment to act as the Company’s exclusive agent in the solicitation of offers to purchase Offered Securities and agrees to use its commercially reasonable best efforts to sell the Offered Securities, directly and through any Selling Firms (as defined below), in accordance with the terms and conditions of this Agreement. It is understood and agreed that the Agent shall act as agent only and shall not at any time be obligated to purchase or arrange for the purchase of any of the Offered Securities, although the Agent may subscribe for Offered Securities if it so desires.

The Offered Securities will be offered in each of the provinces of Canada (other than Quebec) and the territory of Nunavut (collectively, the “Applicable Canadian Offering Jurisdictions”) pursuant to the Corporation’s short form base shelf prospectus dated April 28, 2020 for Nunavut and the amended and restated short form base shelf prospectus of the Corporation dated April 28, 2020, including, in each case, the documents incorporated by reference therein, as supplemented by a shelf prospectus supplement to be filed in each of the provinces of Canada and the territory of Nunavut, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102”) to, or for the account or benefit of, U.S. Persons or persons and in the United States on a private placement basis to U.S. Accredited Investors (as hereinafter defined) and to Qualified Institutional Buyers (as hereinafter defined) pursuant to an exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) and in compliance with applicable U.S. federal securities laws and any “blue sky” laws or regulation of any states of the United States. The Corporation and the Agent agree that any sales or purchases of the Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States will be made by the Agent through its U.S. Affiliate (as hereinafter defined) or the U.S. Placement Agent (as hereinafter defined) in accordance with the U.S. Private Placement Memorandum (as hereinafter defined) and Schedule “A” hereto, which is incorporated into and forms a part of this Agreement. The Offered Securities may also be offered in such countries other than Canada and the United States as determined appropriate by the Agent in accordance with applicable laws but provided that no prospectus, registration statement or similar document is required to be filed in any such country and the Corporation is not otherwise made subject to any ongoing compliance with any law or other regulation or rule.

In connection with the Offering, the Corporation will prepare and file the Prospectus Supplement (as hereinafter defined) with the British Columbia Securities Commission (in its capacity as the designated and principal jurisdiction) and with each of the securities regulatory authorities in each of the provinces of Canada and the territory of Nunavut (collectively, the "Reporting Jurisdictions") under Multilateral Instrument 11-102 – Passport System ("MI 11-102") and National Policy 11-202 – Process For Prospectus Reviews in Multiple Jurisdictions, NI 44-101 and NI 44-102 (collectively, the “Shelf Procedures”) as soon as possible but in any event no later than 11:00 p.m. (Toronto time) on the date hereof. The Prospectus Supplement (as hereinafter defined) shall be in form and substance satisfactory to the Agent, acting reasonably, and in compliance with applicable securities laws of the Canadian Offering Jurisdictions.

The Warrants shall be duly and validly created and issued by the Corporation pursuant to, and governed by, the terms of a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Corporation and AST Trust Company (Canada) (or such other agent determined by the Corporation and the Agent), in its capacity as warrant agent in respect of the Warrants (the “Warrant Agent”). The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In the case of any inconsistency between the description of the Warrants in this Agreement and their terms and conditions as set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

In consideration of the services to be rendered by the Agent hereunder, the Agent shall receive, on the Closing Date a cash commission (the “Agent's Commission”) equal to 7.0% of the gross proceeds derived from the sale of the Offered Securities pursuant to the Offering, including any exercise of the Over- Allotment Option. No other commission or fee is payable by the Corporation in connection with the completion of the Offering; provided that the Corporation will pay all fees and reasonable expenses of the Agent (including fees and disbursements of counsel to the Agent up to a maximum of $175,000 in respect of Canadian counsel and up to a maximum of $10,000 in respect of United States counsel (exclusive of taxes and disbursements)) plus applicable taxes in connection with the Offering, as set out in Section 16 hereof (the “Agent’s Expenses”).

The Agent shall be entitled to retain as sub-agents, and appoint a selling group consisting of, other registered dealers duly qualified in their respective jurisdictions in accordance with applicable Securities Laws, including the U.S. Placement Agent (each, a “Selling Firm”), for the purposes of arranging for purchases of the Offered Securities. The Agent shall ensure that any Selling Firm agrees with the Agent to comply with the covenants and obligations given by the Agent herein. The Agent may determine the remuneration payable to such Selling Firms, which remuneration shall be for the account of, and paid by, the Agent.

The Offering is conditional upon and subject to the additional terms and conditions set forth below.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Agent:

Section 1. Definitions and Interpretation

(a)	In this Agreement:

“affiliate”, “associate”, “distribution”, “material change”, “material fact”, and “misrepresentation” have the respective meanings given to them in the Alberta Act;

“Agent” means ATB Capital Markets Inc.;

“Agent's Commission” shall have the meaning ascribed thereto on the third page of this Agreement;

“Agent’s Expenses” shall have the meaning ascribed thereto on the third page of this Agreement;

“Agreement” means this Agency Agreement and not any particular article or section or other portion except as may be specified and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

“Alberta Act” means the Securities Act (Alberta);

“Anti-Terrorism Laws” has the meaning given to that term in Section 6(www) of this Agreement;

“Applicable Canadian Offering Jurisdictions” has the meaning given to that term on the second page of this Agreement;

“Applicable Canadian Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the Applicable Canadian Offering Jurisdictions;

“Applicable Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Applicable Canadian Offering Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Applicable Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Applicable Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement;

“Base Shelf Prospectus” has the meaning given to that term in Section 2(a);

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Calgary, Alberta are not open for business;

“Canadian Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the Reporting Jurisdictions;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to that term in Section 14(a) of this Agreement;

“Closing” means, with respect to the Units, the completion of the issue and sale by the Corporation of the Units pursuant to this Agreement;

“Closing Date” has the meaning given to that term on the face page of this Agreement;

“Closing Time” means 8:00 a.m. (Toronto time) on Closing Date, or such other time as may be agreed to by the Corporation and the Agent;

“Common Shares” means the common shares of the Corporation;

“Corporation” has the meaning given to that term on the face page of this Agreement; “COVID-19 Pandemic” means the COVID-19 novel coronavirus disease pandemic;

“Data Security Breach” has the meaning given to that term in Section 6(ii);

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or any Subsidiary is a party or otherwise bound;

“Decision Document” has the meaning given to that term in Section 2(a);

“Designated Jurisdictions” means, collectively, (i) the Applicable Canadian Offering Jurisdictions; (ii) the United States; and (iii) jurisdictions outside of Canada and the United States, as agreed to by the Corporation and the Agent;

“Disclosure Record” means collectively, all of the documents which have been filed on the Corporation’s profile on SEDAR by or on behalf of the Corporation pursuant to the requirements of Applicable Canadian Securities Laws;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Applicable Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by the Corporation on SEDAR, whether before or after the date of this Agreement, that are required by Applicable Canadian Securities Laws to be incorporated by reference into the Prospectus;

“Engagement Letter” means the letter agreement dated April 8, 2021 between the Corporation and the Agent relating to the Offering;

“Environmental Laws” means any federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permits” means permits, authorizations and approvals required under any applicable Environmental Laws to carry on business as currently conducted;

“Executive Order” has the meaning given to that term in Section 6(www) of this Agreement;

“Financial Statements” means the Corporation’s audited consolidated annual financial statements as at and for the years ended December 31, 2020 and December 31, 2019, together with the related notes thereto and the independent auditors’ reports thereon;

“Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Governmental Licenses” has the meaning given to that term in Section 6(g);

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards applicable in Canada;

“including” means including without limitation;

“Indemnified Party” has the meaning given to that term in Section 14(a) of this Agreement;

“Intellectual Property” has the meaning given to that term in Section 6(hh) of this Agreement;

“knowledge of the Corporation” (or similar phrases) means, with respect to the Corporation, the knowledge of Russel McMeekin, Michael A. Sicuro, Costantino Lanza, Chantal Schutz and/or Barry Po after reasonably informing themselves as to the relevant matters, but without any requirement to make any inquiries of third parties (other than directors, officers or employees of the Corporation or any of the Subsidiaries) or Governmental Authorities or to perform any search of any public registry office or system;

“Laws” means the Securities Laws, the Environmental Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Leased Premises” means each premises which the Corporation or any Subsidiary occupies as tenant;

“Lock-Up Agreements” has the meaning given to that term in Section 7(u) of this Agreement;

“Losses” has the meaning given to that term in Section 14(a) of this Agreement;

“Marketing Documents” means, collectively, all marketing materials (including any template version, revised template version or limited use version thereof) provided to a potential investor in connection with the distribution of the Offered Securities;

“Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Corporation or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition, or results of operations of the Corporation and its Subsidiaries, taken as a whole;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, license agreement and agreements relating to intellectual property, to which the Corporation or any Subsidiary are a party or to which any of their property or assets are otherwise bound;

“Material Subsidiaries” means the entities (other than the Corporation) identified as “material entities” in note 2 to the Financial Statements; and

“Material Subsidiary” means any one of the them;

"MI 11-102" has the meaning given to that term on the second page of this Agreement;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” has the meaning given to that term on the second page of this Agreement;

“NI 44-102” has the meaning given to that term on the second page of this Agreement;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“OFAC” has the meaning given to that term in Section 6(www) of this Agreement;
“Offered Shares” has the meaning given to that term on the face page of this Agreement; “Offering” has the meaning given to that term on the face page of this Agreement;

“Offering Documents” means the Marketing Documents, the Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material;

“Offering Price” has the meaning given to that term on the face page of this Agreement;

“Over-Allotment Option” has the meaning given to that term on the face page of this Agreement;

“Over-Allotment Securities” has the meaning given to that term on the face page of this Agreement;

“Over-Allotment Shares” has the meaning given to that term on the face page of this Agreement;

“Over-Allotment Units” has the meaning given to that term on the face page of this Agreement;

“Over-Allotment Warrants” has the meaning given to that term on the face page of this Agreement;

“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Preliminary Base Shelf Prospectus” has the meaning given to that term in Section 2(a); “Prospectus” has the meaning given to that term in Section 2(b);

“Prospectus Supplement” has the meaning given to that term in Section 2(b);

“Purchasers” means, collectively, each of the purchasers of Offered Securities arranged by the Agent in connection with the Offering, including, if applicable, the Agent;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A that is also a U.S. Accredited Investor;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act; “Reporting Jurisdictions” means each of the provinces of Canada and Nunavut;

“Reviewing Authority” has the meaning given to that term in Section 2(a);

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, unless the context otherwise requires, the Applicable Canadian Securities Laws, the U.S. Securities Laws and all applicable securities laws in each of the Designated Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible at www.sedar.com;

“Selling Firm” has the meaning given to that term on the third page of this Agreement;

“Shelf Information” means the information included in the Prospectus Supplement that is permitted under NI 44-102 to be omitted from the Base Shelf Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under NI 44-102 to be incorporated by reference into the Base Shelf Prospectus as of the date of and by virtue of the Prospectus Supplement;

“Shelf Procedures” has the meaning given to such term on the second page of this Agreement;

“Shelf Securities” has the meaning given to such term in Section 2(a);

“subsidiary” has the meaning given to that term in the Alberta Act;

“Subsidiaries” means the subsidiaries of the Corporation including, for certainty, Agnity Global, Inc., Agnity Communications, Inc. and Agnity Healthcare, Inc.; and “Subsidiary” means any one of them;

“Supplementary Material” has the meaning given to that term in Section 2(c); “Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning given to that term in Section 6(dd) of this Agreement;

“Transaction Documents” means, collectively, this Agreement, the Warrant Indenture and the certificates, if any, representing the Offered Shares, the Warrants and the Warrant Shares;

“Transfer Agent” means AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

“U.S. Affiliate” means the Agent’s duly registered broker-deal affiliate in the United States;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person”, as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Placement Agent” means A.G.P./Alliance Global Partners;

“U.S. Private Placement Memorandum” means, the U.S. private placement memorandum, in a form satisfactory to the Agent and the Corporation, each acting reasonably, which will be attached to the Prospectus, and any Supplementary Material thereto, to be delivered to U.S. Purchasers in accordance with Schedule “A” hereto;

“U.S. Purchasers” means Purchasers purchasing Offered Securities for the account or benefit of U.S. Persons or persons in the United States in accordance with Schedule “A” hereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the United States federal securities laws, including, without limitation, the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder and as may be amended from time to time, and applicable state securities laws;

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Warrant” has the meaning given to that term on the face page of this Agreement;

“Warrant Agent” means the warrant agent under the Warrant Indenture;

“Warrant Certificates” means certificates representing the Warrants in a form acceptable to the Agent and the Corporation and attached as Schedule A to the Warrant Indenture;

“Warrant Indenture” has the meaning given to that term on the second page of this Agreement; and

“Warrant Shares” has the meaning given to that term on the face page of this Agreement.

(b)	The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(c)	Unless otherwise expressly provided in this Agreement, (i) words importing only the singular number include the plural and vice versa and words importing gender include all genders; and (ii) all references to dollars or “$” are to Canadian dollars.

Section 2. Filing of Prospectus.

(a)	The Corporation has prepared and filed with the Canadian Securities Commissions: (i) a preliminary short form base shelf prospectus in the English and French language dated November 15, 2019 and a preliminary short form base shelf prospectus in the English language for Nunavut dated April 23, 2020 (collectively, the “Preliminary Base Shelf Prospectus”); (ii) a (final) short form base shelf prospectus in the English and French language for the provinces of Canada dated April 17, 2020, a (final) short form base shelf prospectus dated April 28, 2020 for Nunavut and an amended and restated short form base shelf prospectus of the Corporation dated April 28, 2020 for the provinces of Canada (collectively, the “Base Shelf Prospectus”) in respect of up to $200,000,000 aggregate principal amount of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants of the Corporation (collectively, the “Shelf Securities”) pursuant to applicable Canadian Securities Laws. The Corporation selected the British Columbia Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a decision document (a “Decision Document”) under MI 11-102 on behalf of itself and the other Canadian Securities Commissions for each of the Preliminary Base Shelf Prospectus and the Base Shelf Prospectus. The term “Base Shelf Prospectus” shall include the Documents Incorporated by Reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, the Shelf Procedures.

(b)	The Corporation shall, not later than 11:00 p.m. (Toronto time) on the date hereof, prepare and file with the Canadian Securities Commissions a prospectus supplement, including the Shelf Information, relating to the Offered Securities (the “Prospectus Supplement”, and together with the Base Shelf Prospectus and including the Documents Incorporated by Reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Prospectus”). Any amendment to the Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under Canadian Securities Laws prior to the expiry of the period of distribution of the Offered Securities, where such document is deemed to be incorporated by reference into the Prospectus, is referred to herein collectively as the “Supplementary Material.”

(c)	All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Preliminary Base Shelf Prospectus, the Base Shelf Prospectus or the Prospectus Supplement (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Prospectus, as the case may be.

(d)	For purposes of this Agreement, all references to the Preliminary Base Shelf Prospectus, the Base Shelf Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Canadian Securities Commissions on SEDAR.

(e)	Until the date on which the distribution of the Offered Securities is completed, the Corporation shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Canadian Securities Laws to continue to qualify the distribution of the Offered Securities for sale to the public and the grant of the Over-Allotment Option to the Agent, or, in the event that the Offered Securities or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify them.

(f)	Prior to the filing or use of the Offering Documents (to the extent the Offering Documents have not been previously filed as of the date hereof) and thereafter, during the period of distribution of the Offered Securities, the Corporation shall have allowed the Agent to participate fully in the preparation of, and, acting reasonably, to approve the form and content of, such documents and shall have allowed the Agent to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the auditors and any other consultants requested by the Agent at one or more due diligence sessions to be held), which they may reasonably require in order to fulfill its obligations as

Agent and in order to enable it to responsibly execute the certificate required to be executed by it at the end of the Prospectus.

(g)	During the distribution of the Offered Securities, the Corporation and the Agent shall approve in writing, prior to such time that Marketing Documents are provided to potential investors, any Marketing Documents reasonably requested to be provided by the Agent to any potential investor, such Marketing Documents to comply with Canadian Securities Laws. The Corporation shall file a template version of such Marketing Documents with the Canadian Securities Commissions as soon as reasonably practicable after such Marketing Documents are so approved in writing by the Corporation and the Agent and in any event on or before the day the Marketing Documents are first provided to any potential investor, and such filing shall constitute the Agent’s authority to use such Marketing Documents in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-102 prior to filing such template version with the Canadian Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions by the Corporation.

(h)	The Corporation and the Agent covenant and agree:

(i)	not to provide any potential investor with any Marketing Documents unless a template version of such Marketing Documents has been filed by the Corporation with the Applicable Canadian Securities Commissions on or before the day such Marketing Documents are first provided to any potential investor;

(ii)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Securities or the Corporation other than (i) such Marketing Documents that have been approved and filed in accordance with Section 2(g); (ii) the Prospectus; and (iii) if applicable, the U.S. Private Placement Memorandum; and

(iii)	that only Marketing Documents approved and filed in accordance with Section 2(g) have been and shall be provided to potential investors.

Section 3. Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to the Agent:

(i)	prior to the time of filing thereof, a copy of the Prospectus Supplement manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(ii)	prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Canadian Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any Documents Incorporated by Reference (other than documents already filed publicly with a Canadian Securities Commission);

(iii)	concurrently with the filing of the Prospectus Supplement with the Canadian Securities Commissions, a “long-form” comfort letter of KPMG LLP dated the date of the Prospectus Supplement (with the requisite procedures to be completed by such auditor within two Business Days of the date of such letter), in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors and officers of the Corporation, with respect to certain financial and accounting information in the Prospectus Supplement, including all Documents Incorporated by Reference, which letter shall be in addition to the auditor’s report incorporated by reference in the Prospectus; and

(iv)	prior to the time of filing the Prospectus Supplement, a copy of the TSXV conditional approval letter indicating that the application for the listing and posting for trading on the TSXV of the Common Shares and Warrant Shares issuable upon the exercise of the Warrants, subject only to satisfaction by the Corporation of the customary conditions that may be satisfied post-closing as specified by the TSXV.

(b)	Such deliveries shall also constitute the Corporation’s consent to the Agent’s and any Selling Firm’s use of the Offering Documents in connection with the distribution of the Offered Securities in compliance with this Agreement and Applicable Canadian Securities Laws.

(c)	The Corporation represents and warrants to the Agent with respect to the Offering Documents that as at their respective dates of delivery:

(i)	all information and statements in such documents (including information and statements incorporated by reference to the extent they have not been superseded by the information and statements in the Offering Documents) (except information and statements relating solely to the Agent and furnished by it specifically for use in a Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Securities, as required by Canadian Securities Laws;

(ii)	no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Agent and furnished by it specifically for use in a Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	except with respect to information and statements relating solely to the Agent and furnished by it specifically for use in the Prospectus and the Offering Documents, the Offering Documents comply fully with the requirements of the Canadian Securities Laws.

(d)	The Corporation shall cause commercial copies of the Prospectus and the U.S. Private Placement Memorandum to be delivered to the Agent without charge, in such quantities and in such cities as the Agent may reasonably request by written instructions to the printer of such documents as soon as possible after the filing of the Prospectus with the Canadian Securities Commissions, but, in any event on or before noon (in the city to which such materials are to be delivered) on the second Business Day after the filing of the Prospectus. Such deliveries shall constitute the consent of the Corporation to the Agent’s and any

Selling Firm’s use of the Prospectus for the distribution of the Offered Securities in the Applicable Canadian Offering Jurisdictions in compliance with the provisions of this Agreement and Applicable Canadian Securities Laws and of the U.S. Private Placement Memorandum for the offer and sale of the Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States in compliance with the provisions of this Agreement and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Agent’s use thereof. The Corporation shall cause to be provided to the Agent, without cost, such number of copies of any Documents Incorporated by Reference as the Agent may reasonably request for use in connection with the distribution of the Offered Securities.

(e)	Subject to compliance with Canadian Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Agent drafts of any press releases of the Corporation for review by the Agent prior to issuance and shall obtain the prior approval of the Agent as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld. Any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation as follows: “Not for distribution to the U.S. news wire services, or dissemination in the United States”.

Section 4. Material Change and Certain Other Covenants.

(a)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation covenants and agrees with the Agent that it shall promptly notify the Agent in writing with full particulars of:

(i)	any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) (whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition, capital or prospects of the Corporation, considered on a consolidated basis;

(ii)	any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had in fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

(b)	The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Agent, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Agent with a copy of such Supplementary Material or other document and consulting with the Agent with respect to the form and content thereof. The Corporation shall in good faith discuss with the Agent any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 4.

(c)	If during the period of distribution of the Offered Securities there shall be any change in Canadian Securities Laws which, in the opinion of the Agent and its legal counsel, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agent, the Corporation covenants and agrees with the Agent that it shall, to the satisfaction of the Agent, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Canadian Securities Commissions where such filing is required.

Section 5. Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Agent in connection with the qualification of the Offered Securities for offer and sale and the grant of the Over-Allotment Option under the Applicable Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Securities.

Section 6. Additional Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Agent and to the Purchasers, and acknowledges that it is relying upon such representations and warranties in connection with the completion of the Offering, that as of the date hereof:

(a)	each of the Corporation and the Subsidiaries: (A) is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be; (B) has all requisite corporate or limited liability company power and authority and is duly qualified and holds all necessary permits, licences and authorizations necessary or required to carry on its business as now conducted to own, lease or operate its properties and assets; (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the Laws of each jurisdiction in which it owns or leases property, or conducts business unless, in each case, the failure to do so would not individually or in the aggregate, have a Material Adverse Effect; and

(D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)	the Corporation has all requisite corporate power, authority and capacity to enter into each of the Transaction Documents, to perform the transactions contemplated herein and therein, including, without limitation, to file the Offering Documents, issue the Offered Shares, the

Warrants and the Warrant Shares issuable upon exercise of the Warrants, as applicable, and grant the Over-Allotment Option;

(c)	other than the Material Subsidiaries, upon closing of the Offering, the Corporation has no direct or indirect subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Corporation or which otherwise is required to be disclosed in the Disclosure Record;

(d)	neither the Corporation nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except as disclosed in writing by the Corporation to the Agent prior to the date hereof or for any such violations or defaults that would not result in a Material Adverse Effect;

(e)	to the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect;

(f)	except as disclosed in the Financial Statements, the Corporation (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Corporation) of any interest in any of the shares in the capital of any Subsidiary. All of the issued and outstanding shares of the Subsidiaries are outstanding as fully paid and non- assessable shares;

(g)	each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all applicable Laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and that (A) each of the Corporation and the Material Subsidiaries possess all permits, certificates, licences, approvals, consents and other authorizations and clearances, and supplements and amendments to the foregoing (collectively, the “Governmental Licences”) issued by the appropriate Governmental Authority necessary or required to conduct the business as now operated by the Corporation and the Material Subsidiaries and proposed to be conducted by the Corporation and the Material Subsidiaries; (B) the Corporation and the Material Subsidiaries are all in compliance with the terms and conditions of all such Governmental Licences except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the business of the Corporation; (C) all of the Governmental Licences are in good standing, valid and in full force and effect; and (D) neither the Corporation nor any of the Material Subsidiaries have received any notice relating to the cancellation, revocation, limitation, suspension, or adverse modification of any such Governmental Licences;

(h)	the Corporation is in compliance in all material respects with all of the rules, policies and requirements of the TSXV and the Common Shares are currently listed on the TSXV and the OTCQB Venture Market and on no other stock exchange or public market;

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(j)	other than the Leased Premises and except as disclosed in the Disclosure Record, each of the Corporation and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof as described in the Disclosure Record, and no other property or assets are necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Corporation or the Subsidiaries holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property are in good standing. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Corporation nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(k)	neither the Corporation nor any of the Subsidiaries owns any real property;

(l)	no legal or governmental proceedings or inquiries are pending to which the Corporation or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation or any Subsidiary which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or any Subsidiary or with respect to the properties or assets thereof;

(m)	there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Corporation’s knowledge, threatened against or affecting the Corporation or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation’s knowledge, there is no basis therefor and neither the Corporation nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under the Transaction Documents;

(n)	other than disclosed in the Disclosure Record, neither of the Corporation nor any Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(o)	at the Closing Time all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under Canadian Securities Laws necessary for the execution and delivery of the Transaction Documents and the Offering Documents, the issuance and sale of the Offered Securities, the grant of the Over-Allotment Option and the consummation of the transactions contemplated hereby and thereby will have been made or obtained, as applicable, (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within such deadline imposed by applicable Canadian Securities Laws);

(p)        the authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 27,518,135 Common Shares are issued and outstanding as at the close of business on April 12, 2021. As of the date hereof, there are no options, warrants or other securities convertible or exercisable to acquire Common Shares, and no agreements, rights or privileges (whether at law, pre-emptive or contractual) capable of becoming any agreement for the purchase, subscription or issuance of, or conversion into, any unissued Common Shares, securities, warrants or other convertible obligations of any nature of the Corporation or any of its Subsidiaries other than the Offered Securities issuable under the Offering, 13,717,869 Common Shares issuable upon the conversion of the Corporation’s convertible unsecured subordinated debentures (including the 4,691,500 Common Shares issuable upon exercise of the warrants issuable upon the conversion of the Corporation’s convertible unsecured subordinated debentures), 638,824 Common Shares issuable upon the exercise of outstanding restricted share units; 1,219,167 Common Shares issuable upon the exercise of outstanding stock options; and 5,419,001 Common Shares issuable upon the exercise of outstanding warrants, broker warrants, finder warrants and compensation options. To the knowledge of the Corporation, there is not any agreement which, in any manner, affects the voting control of any securities of the Corporation or any of its Subsidiaries;

(q)	there are no contracts or agreements between either the Corporation or a Subsidiary and any person granting such person the right to require the Corporation or the Subsidiary to file a registration statement under U.S. Securities Laws or, except as contemplated by this

Agreement, a prospectus under Canadian Securities Laws, with respect to any securities of the Corporation or any Subsidiary owned or to be owned by such person that require the Corporation or a Subsidiary to include such securities in the securities qualified for distribution under the Offering Documents;

(r)	there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre- emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Corporation or the Subsidiaries, to which the Corporation or any of the Subsidiaries is a party;

(s)	the Offered Shares and the Warrants and the Warrant Shares issuable upon exercise of the Warrants, as applicable, have been authorized and reserved and allotted for issuance, as applicable;

(t)	at the Closing Time, the Offered Shares and Warrants will be duly and validly issued and created;

(u)	upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares issuable upon the exercise thereof will be duly and validly issued as fully paid and non-assessable Common Shares of the Corporation, on payment of the purchase price therefor;

(v)	the execution and delivery of each of the Transaction Documents, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Shares and Warrants and the issuance of the Warrants Shares issuable upon exercise of the Warrants and the grant of the Over-Allotment Option, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (A) any Laws applicable to the Corporation including, without limitation, the Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any Material Agreement, contract, agreement, instrument, Debt Instrument, lease or other document to which the Corporation is a party or by which it is bound which, either separately or in the aggregate, may have a Material Adverse Effect; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(w)	at the Closing Time, the Corporation shall have duly authorized and executed and delivered the Transaction Documents and upon such execution and delivery each shall constitute a valid and binding obligation of such Corporation and each shall be enforceable against such Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law;

(x)	the Financial Statements included or incorporated by reference in the Prospectus:

(i)	present fairly, in all material respects, the financial position of the Corporation, on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation referred to in such financial statements for the periods specified in such financial statements;

(ii)	have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and its Subsidiaries that are required to be disclosed in such Financial Statements.

(y)	there are no material liabilities of the Corporation or the Subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements, except those disclosed in the Disclosure Record;

(z)	the Corporation’s auditors are independent public accountants as required under applicable Canadian Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Corporation and such auditors or any former auditors of the Corporation;

(aa)      the Corporation’s board of directors has appointed an audit committee whose composition satisfies the requirements of NI 52-110, and the audit committee of the Corporation operates in accordance with, and the responsibilities of the Corporation’s audit committee comply with, all material requirements of NI 52-110;

(bb)     there are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or the Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation or any Subsidiary or that would reasonably be expected to be material to an investor in making a decision to purchase the Units;

(cc)      all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid or accrued, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. Other than as disclosed in writing to the Agent prior to the execution hereof, to the knowledge of the Corporation, no examination of any tax return of the Corporation is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, in any case except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect;

(dd)     the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets and the Company is not aware, and has not been advised by its auditors, of any current or, other than as disclosed in the Documents Incorporated by Reference, historical “material weakness” (as defined in NI 52-109) with respect the internal accounting controls of the Corporation;

(ee)      except as disclosed in the Financial Statements or in the Disclosure Record, the Corporation is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument or any other material contract, transaction or arrangement with, and does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Corporation (as such term is defined in the Tax Act). The Corporation has not guaranteed the obligations of any person;

(ff)       the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing;

(gg)     the Corporation and each of its Subsidiaries have security measures and safeguards in place to protect personal information it collects from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Corporation and each of its Subsidiaries have complied, in all material respects, with all applicable privacy, data security, anti-spam and consumer protection Laws and with the Corporation’s privacy policies and have not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. Neither the Corporation nor any of its Subsidiaries has received any written or, to the knowledge of the Corporation, oral notification or complaint regarding the Corporation’s or its Subsidiaries’ non-compliance with any privacy laws. The Corporation and each of its Subsidiaries have taken reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or misuse;

(hh)     the Corporation and each of its Subsidiaries has taken commercially reasonable technical and organizational measures designed to protect their information technology systems and the data maintained by the Corporation or its Subsidiaries and used in connection with the operation of the Corporation’s and its Subsidiaries’ respective businesses as currently conducted. Without limiting the generality of the foregoing, the Corporation and its Subsidiaries have used reasonable efforts to establish and maintain, and comply with, commercially reasonable information technology, information security, cyber security and data protection controls, training, policies and procedures, such as oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans that are designed to protect against breach, destruction, loss, unauthorized distribution, use or access or disablement of the Corporation’s and its Subsidiaries’ information technology systems or data maintained by the Corporation or its Subsidiaries (a “Data Security Breach”), used in connection with the operation of the Corporation and its Subsidiaries’ businesses as currently conducted. To the knowledge of the Corporation, there has not been a material Data Security Breach, and the Corporation and its Subsidiaries have not been notified in writing of, and have no knowledge of, any event or condition that would reasonably be expected to result in, a material Data Security Breach;

(ii)        each of the Corporation and its Subsidiaries either owns or has a license to use all proprietary rights provided in law and at equity to all patents, trademarks, copyrights, industrial designs, software, trade secrets, know-how, concepts, information and other intellectual and industrial property (collectively, “Intellectual Property”) necessary to permit the Corporation, the Subsidiaries to conduct their respective businesses as currently conducted in each jurisdiction in which the Corporation and its Subsidiaries operate. None of the Corporation or the Subsidiaries has received any notice nor does the Corporation or any Subsidiary have knowledge of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein;

(jj)        the Corporation and each of the Subsidiaries has taken all reasonable steps to protect its owned Intellectual Property and, to the knowledge of the Corporation, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Corporation or any of its Subsidiaries is and remains confidential to the Corporation or such Subsidiary, as the case may be;

(kk)     the Corporation and each of its Subsidiaries has made filings to protect its owned Intellectual Property in those jurisdictions where, in the reasonable opinion of the Corporation, the Corporation and/or each Subsidiary carries on a sufficient business to justify such filings;

(ll)       to the knowledge of the Corporation, there are no material restrictions on the ability of the Corporation or any of the Subsidiaries to use all rights in the Intellectual Property required in the ordinary course of the business of the Corporation or the Subsidiaries, as applicable. None of the rights of the Corporation or the Subsidiaries in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(mm)    neither the Corporation nor any Subsidiary has received any notice or claim (whether written or oral) challenging its ownership or right to use of any Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto;

(nn)      none of the rights of the Corporation or any Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(oo)      there are no material restrictions on the ability of the Corporation or the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of business of the Corporation or the Subsidiaries;

(pp)      all registrations of Intellectual Property are in good standing and are recorded in the name of the Corporation or one of the Subsidiaries, or in the name of the parties that have licensed that Intellectual Property to the Corporation or the Subsidiaries, as applicable, in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect;

(qq)     any and all of the Material Agreements, Debt Instruments and other material documents and instruments pursuant to which any of the Corporation and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Corporation nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and other agreements pursuant to which the Corporation or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or a Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(rr)       none of the directors, officers or employees of the Corporation or the Subsidiary owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or none of any such persons, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction (other than in connection with the Offering) or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation or any Subsidiary;

(ss)      the Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or the Subsidiaries;

(tt)        none of the Corporation or any of the Subsidiaries is a party to, bound by or, to the knowledge of the Corporation, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the

Corporation or the Subsidiaries to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Corporation or the Subsidiaries;

(uu)      none of the Corporation or any of the Subsidiaries has ever been in violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any applicable Environmental Laws which could reasonably be expected to have a Material Adverse Effect;

(vv)      AST Trust Company (Canada), at its principal offices in Vancouver, British Columbia will be, as of the Closing Date, duly appointed as Warrant Agent under the Warrant Indenture;

(ww)    the issue of the Offered Shares and Warrants and the Warrant Shares issuable upon exercise of the Warrants and the grant of the Over-Allotment Option will not be subject to any pre- emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject that has not been waived. No holder of outstanding shares in the capital of the Corporation is at the Closing Time or will be following the Closing Time entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation;

(xx)     none of the Corporation or, to the knowledge of the Corporation, the Subsidiaries is and has ever been in violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any Environmental Laws;

(yy)      each of the Corporation and the Subsidiaries has all Environmental Permits and is in compliance with any material requirements thereof;

(zz)      there are no, to the knowledge of the Corporation, pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non- compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any Subsidiary, which if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(aaa)    none of the Corporation or the Subsidiaries has used the Leased Premises or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials;

(bbb)    as of the date hereof, there are no past unresolved, or, to the knowledge of the Corporation, pending or threatened, claims, complaints, notices or requests for information with respect to any alleged violation of any Law and no conditions exist at, on or under any Leased Premises which, with the passage of time, or the giving of notice or both, would give rise to liability under any Law that, individually or in the aggregate, has or may reasonably be expected to have a Material Adverse Effect with respect to the Corporation or the Subsidiaries;

(ccc)    with respect to each of the Leased Premises, the Corporation and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or any Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Corporation has provided the Agent with true and complete copies of all leases in respect of the Leased Premises;

(ddd)   the Corporation is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Corporation or any Subsidiary presently in force, that the Corporation anticipates the Corporation or any Subsidiary will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Corporation or any Subsidiary or the business environment or legal environment under which such entity operates;

(eee)    each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(fff)     all information which has been prepared by the Corporation relating to the Corporation, the Subsidiaries and their respective business, properties and liabilities and made available to the Agent, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, does not contain a misrepresentation and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ggg)    all forecasts, budgets or projections set forth in the Offering Documents were prepared in good faith, disclosed all relevant assumptions and contain reasonable estimates of the prospects of the business of the Corporation;

(hhh)    the Marketing Documents comply in all material respects with Applicable Canadian Securities Laws;

(iii)	there are no material events relating to the Corporation or any Subsidiary required to be disclosed pursuant to Applicable Canadian Securities Laws which are not referenced in the Disclosure Record;

(jjj)       information available on the Corporation’s SEDAR profile was accurate and complete on the date of filing such information and such information does not contain a misrepresentation;

(kkk)    the Corporation has not completed in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectus, or entered into any agreement to complete, any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Applicable Canadian Securities Laws;

(lll)       with respect to forward-looking information contained in the Disclosure Record:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information;

(iii)	all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with IFRS, using the accounting policies the Corporation expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Corporation’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby;

(iv)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated; and

(v)	the Corporation has, to the extent applicable, updated all forward-looking information contained in the Disclosure Record as required by NI 51-102 and no events or circumstances have occurred since December 31, 2020 that are reasonably likely to cause actual results to differ materially from material forward- looking information for any period subsequent to December 31, 2020 that the Corporation previously disclosed to the public;

(mmm) the statistical, industry and market related data included, or incorporated by reference in, the Prospectus is derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable as at the date of the applicable document and the Corporation has no reason to believe that such data is inconsistent with the sources form which it was derived;

(nnn)    all filings and fees required to be made and paid by the Corporation pursuant to applicable Laws and general corporate and Canadian Securities Laws in the Canadian Offering Jurisdictions have been made and paid and such disclosure and filings were true and accurate in all material respects as at the respective dates thereof and the Corporation has not filed any confidential material change reports or similar confidential report with any Canadian Securities Commissions that are still maintained on a confidential basis;

(ooo)    the Corporation is currently a “reporting issuer” in each of the Reporting Jurisdictions and is in compliance, in all material respects, with all of its obligations as a reporting issuer and since incorporation has not been the subject of any investigation by any stock exchange or any Canadian Securities Commission, is current with all filings required to be made by it under Canadian Securities Laws and other laws, is not aware of any deficiencies in the filing of any documents or reports with any Canadian Securities Commissions and there is no material change relating to the Corporation which has occurred and with respect to which the requisite news release or material change report has not been filed with the Canadian Securities Commissions;

(ppp)    the Corporation is eligible to file the Prospectus Supplement in each of the Canadian Offering Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Securities that will not have been filed as required;

(qqq)    the Corporation makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement;

(rrr)      the Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the

U.S. Securities Act;

(sss)     the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSXV and has filed all documents required to be filed by it with the Canadian Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation;

(ttt)      the Corporation has not withheld from the Agent any material fact relating to the Corporation, any Subsidiary or to the Offering;

(uuu)    the minute books and corporate records of the Corporation and the Subsidiaries for the period from incorporation to the date hereof made available to the Agent contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Corporation or the Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Corporation or the Subsidiaries, as the case may be;

(vvv)    other than the Agent or as disclosed to the Agent, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee or other similar compensation in connection with the transactions contemplated by this Agreement;

(www) the Corporation and each Subsidiary maintains insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their assets in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation and the Subsidiaries, and their respective directors, officers and employees, and the Corporation’s and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business, and neither the Corporation nor any Subsidiary has failed to promptly give any notice of any material claim thereunder;

(xxx)	none of the Corporation or any Subsidiary, or, to the knowledge of the Corporation, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, provincial, state or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws;

(yyy)    the operations of the Corporation and each Subsidiary have been conducted at all times in compliance with the applicable federal and state laws relating to corruption, bribery, terrorism or money laundering (“Anti-Terrorism Laws”), including: the financial recordkeeping and reporting requirements of The Bank Secrecy Act of 1970, as amended; Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”); the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and neither the Corporation nor any Subsidiary is (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person with which the Agent or any other persons are prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or (v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list or any other person (including any foreign country and any national of such country) with whom the United States Treasury Department prohibits doing business in accordance with OFAC regulations. No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or the Subsidiary with respect to Anti-Terrorism Laws is, to the knowledge of the Corporation or any Subsidiary, pending or threatened. The Corporation and each Subsidiary, and their affiliates have conducted their businesses in compliance with the Anti-Terrorism Laws and will implement and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the Anti-Terrorism Laws;

(zzz)    except as disclosed in the Prospectus and as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no closure, suspension or disruption to, the operations or workforce productivity of the Corporation or any Subsidiary as a result of the COVID-19 Pandemic and, except as disclosed in the Prospectus, any such government mandates have not materially affected the Corporation or any Subsidiary. The Corporation has been monitoring the COVID-19 Pandemic and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance with the recommendations of Governmental Authorities to ensure the wellness of all of its employees and surrounding communities where the Corporation and the Subsidiaries operate while continuing to operate;

(aaaa) the Corporation is not insolvent (within the meaning of applicable Laws), is able to pay its liabilities as they become due and, based on management's current financial projections and assuming completion of the Offering, will have sufficient working capital to fund its operations for 12 months following the Closing Date; and

(bbbb) the Corporation is not in the business of trading securities under applicable Securities Laws.

Section 7. Covenants of the Corporation

The Corporation covenants and agrees with the Agent, and acknowledges that the Agent relying on such covenants in entering into this Agreement, that the Corporation shall:

(a)	promptly provide to the Agent copies of any filings made by the Corporation or the Subsidiaries of information relating to the Offering with any Securities Commissions or any regulatory body in Canada or any other jurisdiction;

(b)	promptly provide to the Agent drafts of any press releases and other public documents of the Corporation relating to the Offering for review by the Agent prior to issuance, and give the Agent a reasonable opportunity to provide comments on any such press release or other public document, subject to the Corporation’s timely disclosure obligations under applicable Canadian Securities Laws;

(c)	advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Canadian Securities Commission or similar regulatory authority of any order suspending or preventing the use of any Offering Document; (ii) the suspension of the qualification of the Units in any of the Applicable Canadian Offering Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; (iv) any requests made by any Canadian Securities Commission or similar regulatory authority for information amending or supplementing any of the Offering Documents or for additional information; (v) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Commission or similar regulatory authority or any stock exchange, relating to the distribution of the Units; (vi) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Commission, the TSXV, the TSX or any other competent authority, relating to the Offering or any Offering Document; (vii) any notice for other correspondence received by the Corporation from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Corporation, the Offering, the issue and sale of the Units or any other event or state of affairs that could, individually, or in the aggregate, have a Material Adverse Effect; or (viii) the issuance by any Canadian Securities Commission, the TSXV, the TSX or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspect trading or distribution of any securities of the Corporation, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) and (viii) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(d)	comply with Sections 6.5 and 6.6 of NI 41-101 and with the comparable provisions of the other applicable Canadian Securities Laws. The Corporation will promptly prepare and file with the Canadian Securities Commissions any Supplementary Material which in the opinion of the Agent and the Corporation, each acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to distribute the Units. If the Corporation and the Agent in good faith disagree as to whether a change, fact or event requires the filing of any Supplementary Material in compliance with Sections 6.5 or Section 6.6 of NI 41-101, the Corporation will prepare and file promptly at the request of the Agent any Supplementary Material which, in the opinion of the Agent, acting reasonably, may be necessary or advisable. Upon receipt of any Supplementary Material, the Agent shall, as soon as possible, send such Supplementary Material to the Purchasers;

(e)	in addition to the provisions of Section 7(a) – Section 7(d) hereof, the Corporation shall, in good faith discuss with the Agent any circumstance, change, event or fact contemplated in Section 7(a) – Section 7(d) hereof which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agent under Section 7(a) – Section 7(d) hereof and shall consult with the Agent with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material shall be filed with any Canadian Securities Commission prior to the review and approval thereof by the Agent, acting reasonably;

(f)	deliver to the Agent prior to the filing of the Prospectus, a copy thereof signed and certified as required by the applicable Canadian Securities Laws;

(g)	advise the Agent, promptly, of the time when the Prospectus and any Supplementary Material has been filed and will provide evidence reasonably satisfactory to the Agent of each such filing;

(h)	prior to filing the Prospectus, file or cause to be filed with the TSXV all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Offered Shares and Warrant Shares to be listed on the TSXV, as applicable;

(i)	until the date that is two years following the Closing Date, use its commercially reasonable efforts to remain a corporation validly subsisting under the laws under which it is currently subsisting, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction, provided that the Corporation shall not be required to comply with the terms of this Section 7(i) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “public company” (within the meaning of the Business Corporations Act (British Columbia));

(j)	other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction or following a sale of all or substantially all of the assets of the Corporation, until the date that is twenty-four months following the Closing Date, use commercially reasonable efforts to maintain its status as a “reporting issuer” under the Applicable Canadian Securities Laws of a jurisdiction of Canada, not in default of any requirement of such Applicable Canadian Securities Laws;

(k)	other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction or following a sale of all or substantially all of the assets of the Corporation, until the date that is twenty-four months following the Closing Date, use commercially reasonable efforts to maintain the listing of the Common Shares on the TSXV, the TSX or another recognized stock exchange or quotation system in Canada;

(l)	fulfil or cause to be fulfilled, at or prior to the Closing Time each of the conditions required to be fulfilled by it set out in Section 9 hereof;

(m)      duly execute and deliver the Transaction Documents (other than the Warrant Certificates, if any) at the Closing Time and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(n)	fulfill all legal requirements to permit the creation and issuance of the Offered Shares and Warrants comprising the Units at the Closing Time, as contemplated by the Transaction Documents, and file or cause to be filed all forms, notices, documents, applications, undertakings or certificates required to be filed by the Corporation in connection with the Offering so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus in Canada or a registration statement with the SEC or similar document in any other jurisdiction;

(o)	ensure that the Warrants shall be validly created and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Warrant Indenture, and the Warrant Certificates (if any);

(p)        ensure that, at the Closing Time, the Warrant Shares have been duly authorized and validly allotted and reserved for issuance by the Corporation and shall, upon issuance in accordance with terms of the Warrant Indenture, be outstanding as fully paid and non- assessable shares in the capital of the Corporation;

(q)	ensure that, at the applicable Closing Time, the Corporation is a “reporting issuer” under Canadian Securities Laws in good standing in each of the Reporting Jurisdictions;

(r)	file the Marketing Documents (if any) with the applicable Canadian Securities Commissions within the time period prescribed by applicable Securities Laws;

(s)	use the net proceeds of the Offering in the manner specified in the Prospectus Supplement;

(t)	during the 90 day period immediately following the Closing Date, not to directly or indirectly issue any Common Shares or equity securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, without prior written consent from Agent, which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the Corporation from issuing or agreeing to issue any of its Common Shares or securities or other financial instruments convertible into or having the right to acquire its Common Shares: (i) pursuant to the Over- Allotment Option; (ii) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions; (iii) under any of the Corporation’s equity-based compensation plans outstanding on, or as proposed to be adopted as of, the date hereof; (iv) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (ii) or (iii) above; (v) pursuant to the conversion of any debentures of the Corporation outstanding on the date hereof, including any warrants or shares issuable in connection with any such conversions; or (vi) on exercise of the Warrants;

(u)	cause each of the directors and senior officers of the Corporation, to enter into a lock-up agreement (the “Lock-Up Agreements”) in favour of the Agent pursuant to which such person (and each of such person’s associates and affiliates) shall agree not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to (whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash), or announce any intention to do so, in any manner whatsoever, any Common Shares, or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Agent (such consent not to be unreasonably withheld), other than: (i) in conjunction with the exercise of outstanding stock options or warrants by such director or senior officer, provided that any Common Shares or other securities received upon such exercise or conversion will also be subject to the Lock-Up Agreement; or (ii) in order to accept a bona fide take-over bid made to all securityholders of the Corporation or similar business combination transaction; and

(v)	promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, such further acts, documents and things for the purpose of giving effect to this Agreement and the transactions contemplated herein.

Section 8. Representations, Warranties and Covenants of the Agent

(a)	The Agent hereby represents and warrants to the Corporation that:

(i)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(ii)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(b)	The Agent hereby covenants and agrees with the Corporation, the following:

(i)	The Agent will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities.

(ii)	The Agent will not directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or filing of a prospectus or registration statement with respect to those Offered Securities under the laws of any jurisdiction other than the Applicable Canadian Offering Jurisdictions, including, without limitation, the United States. Any offer or sales of Offered Securities (including any unsold allotment of Offered Securities) to, or for the account or benefit of, U.S. Persons or persons in the United States will be made in accordance with the terms and conditions set out in this Agreement. The terms and conditions and the representations and warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

(iii)	The Agent will use its commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time. The Agent will notify the Corporation when, in the Agent’s opinion, the Agent has ceased the distribution of the Offered Securities, and, within 30 calendar days after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the total proceeds realized or number of Offered Securities sold (i) in each of the Applicable Canadian Offering Jurisdictions, and (ii) in any other Designated Jurisdictions.

Section 9. Conditions to Closing

The Agent’s obligations pursuant to this Agreement (including, to the extent the Over-Allotment Option is exercised, the Over-Allotment Securities, as the case may be) shall be subject to the following conditions:

(a)	the Agent receiving at the Closing Time, favourable legal opinions from Canadian counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Agent as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), to the effect set forth below:

(i)	the Corporation is a corporation validly incorporated and existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to carry on business, to own and lease its properties and assets;

(ii)	the Corporation is a reporting issuer within the meaning of Applicable Canadian Securities Laws in each of the Applicable Canadian Offering Jurisdictions and is not in default under the Applicable Canadian Securities Laws of any Applicable Canadian Offering Jurisdiction;

(iii)	the Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents and to issue and sell the Offered Securities and grant the Over-Allotment Option;

(iv)	the authorized and issued capital of the Corporation;

(v)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Transaction Documents and the performance of its obligations hereunder and thereunder and the grant of the Over-Allotment Option, and the Transaction Documents have each been duly executed and delivered by the Corporation and each constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(vi)	the execution and delivery of each of the Transaction Documents and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Securities and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, or any applicable corporate law or Applicable Canadian Securities Laws;

(vii)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Offering Documents and the filing thereof with the Applicable Canadian Securities Commissions in the Applicable Canadian Offering Jurisdictions;

(viii)	all necessary corporate action has been taken by the Corporation to duly create and authorize and validly issue the Offered Securities to the Agent on the terms and conditions of this Agreement and, upon the Corporation having received the consideration for the issue of the Units, as the case may be will be validly issued as fully paid and non-assessable Common Shares and Warrants;

(ix)	all necessary corporate action has been taken by the Corporation to duly authorize, allot and reserve for issuance the Warrant Shares issuable upon the exercise of the Warrants and the Warrant Shares issuable upon the exercise of the Warrants will, upon issuance thereof in accordance with the terms of the Warrant Indenture, be validly issued as fully paid and non-assessable Common Shares;

(x)	all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Applicable Canadian Securities Laws to permit the Offered Securities to be offered, sold and delivered in the Applicable Canadian Offering Jurisdictions by or through investment dealers or brokers duly registered under the Applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration and to qualify the grant of the Over-Allotment Option to the Agent;

(xi)	the attributes and characteristics of the Offered Shares, Warrants and the Warrant Shares issuable upon the exercise of the Warrants conform in all material respects with the statements relating thereto contained in the Prospectus Supplement;

(xii)	the issuance of the Warrant Shares issuable upon the exercise of the Warrants is exempt from the prospectus requirements of Applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Applicable Canadian Securities Laws to permit such issuance;

(xiii)	AST Trust Company (Canada), at its principal office in the City of Vancouver, has been duly appointed as the transfer agent and registrar for the Common Shares and as warrant agent in respect of the Warrants;

(xiv)	the form of the certificates respecting the Common Shares and the Warrants have been approved and adopted by the board of directors of the Corporation and do not conflict with the articles or by-laws of the Corporation or any applicable laws and complies with the rules and regulations of the TSXV and in the case of the forms of definitive certificates representing the Warrants comply with the Warrant Indenture;

(xv)	the statements set forth in the Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are accurate in all material respects, subject to the limitations and qualifications set out therein;

(xvi)	subject only to the standard listing conditions, the Offered Shares and Warrant Shares issuable upon the exercise of the Warrants have been conditionally listed or approved for listing on the TSXV; and

(xvii)	to such other matters as may reasonably be requested by the Agent no less than 48 hours prior to the Closing Time,

in a form acceptable to counsel to the Agent and its counsel, acting reasonably.

(b)	the Agent receiving, at the Closing Time, the favourable legal opinion dated the Closing Date from Nauth LPC, special United States counsel for the Corporation, to the effect that registration of:

(i)  the Offered Securities offered and sold to, or for the account or benefit of, U.S. Persons or persons in the United States in accordance with this Agreement (including Schedule “A” hereto), and (ii) the Warrant Shares issued on exercise of the Warrants, will not be required under the U.S. Securities Act, in form and substance satisfactory to the Agent and its counsel, acting reasonably;

(c)	the Agent receiving, at the Closing Time, favourable legal opinions from legal counsel to the Corporation acceptable to the Agent, regarding each of the Material Subsidiaries in a form acceptable to the Agent and its counsel, acting reasonably, to the effect set out below:

(i)	the subsidiary having been incorporated and existing under its jurisdiction of incorporation;

(ii)	the subsidiary having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus; and

(iii)	as to the authorized and issued share capital of the subsidiary and to the ownership thereof;

(d)	the Agent having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Agent, acting reasonably, in form and content satisfactory to the Agent, acting reasonably, with respect to:

(i)	the constating documents of the Corporation;

(ii)	the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Securities, the grant of the Over-Allotment Option, and the authorization of the Transaction Documents and the transactions contemplated herein and therein; and

(iii)	the incumbency and signatures of signing officers for the Corporation;

(e)	the Agent receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Material Subsidiaries, each dated within one Business Day prior to the Closing Date;

(f)	the Agent receiving, at the Closing Time, an auditor comfort letter dated the Closing Date from KPMG LLP, in form and substance satisfactory to the Agent, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letters referred to in Section 3(a)(iii) hereof;

(g)	the Agent receiving from the Corporation at the Closing Time, a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Agent, certifying for and on behalf of the Corporation and without personal liability, that to the best of the knowledge, information and belief of the persons so signing, after having made due enquiries, that:

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under Canadian Securities Laws or by any Canadian Securities Commission;

(ii)	since the respective dates as of which information is given in the Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, and (B) no material transaction has been entered into by either the Corporation or the Material Subsidiaries which constitutes a material change to the Corporation on a consolidated basis, other than as disclosed in the Prospectus or the Supplementary Material, as the case may be;

(iii)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact or new material fact) contained in the Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying with applicable Securities Laws;

(iv)	the Corporation has complied in all material respects (except where already qualified by materiality, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by materiality, in which case the Corporation has complied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; and

(v)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(h)	the Agent receiving, at the Closing Time, a certificate from AST Trust Company (Canada) as to the number of Common Shares issued and outstanding as at the end of business day on the date prior to the Closing Date;

(i)	at the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSXV;

(j)	the Corporation having delivered to the Agent evidence of the approval (or conditional approval) of the listing and posting for trading of the Offered Shares and the Warrant Shares issuable upon the exercise of the Warrants on the TSXV, subject only to satisfaction by the Corporation of standard listing conditions;

(k)	the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(l)	the Agent not having exercised any rights of termination set forth herein;

(m)	at or prior to the Closing Time, the Agent shall have received fully executed copies of the Warrant Indenture;

(n)	to the extent not previously provided, the Agent shall have received the Lock-Up Agreements requested by the Agent pursuant to Section 7(u); and

(o)	the Agent having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Agent or its counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 10. Closing

The Offering shall be completed at the Closing Time at the offices of Owens Wright LLP in Toronto, Ontario or at such other place as the Agent and the Corporation may agree. At the Closing Time, the Corporation shall cause the Transfer Agent to electronically deposit, and to issue such certificates representing, as requested, the Units to CDS or its nominee on behalf of the Agent registered in the name of “CDS & Co.” or in such other name or names as the Agent may notify the Corporation in writing not less than 24 hours prior to the Closing Time a portion of which are to be held by CDS as a non-certificated inventory in accordance with the rules and procedures of CDS, against payment by the Agent to the Corporation, at the direction of the Corporation, as applicable, of the aggregate Offering Price for the Units less an amount equal to the Agent’s Commission and a reasonable estimate of the Agent’s Expenses payable pursuant to Section 16, by wire transfer, or if permitted by applicable Law, certified cheque or bank draft, in Canadian currency payable at par in Toronto, Ontario, together with a receipt signed by the Agent for such electronic deposit and for receipt of the Agent’s Commission and the Agent’s Expenses. As soon as practicable following the Closing Time, the Agent shall submit an invoice with respect to the actual reasonable out of-pocket fees and the Agent’s Expenses payable by the Corporation pursuant to Section 16. In the event that the actual reasonable out-of-pocket fees and the Agent’s Expenses is less than the estimated amount thereof paid to the Agent on Closing, the Agent shall reimburse the Corporation for the amount of such difference. In the event that the actual reasonable out-of-pocket fees and the Agent’s Expenses is greater than the estimated amount thereof paid to the Agent on Closing, the Corporation shall promptly pay the amount of such difference to the Agent.

Section 11. Closing of the Over-Allotment Option

(a)	The issuance and sale of the Over-Allotment Securities, if required, shall be completed at such time and place as the Agent and the Corporation may agree, but in no event shall such closing occur later than five Business Days after written notice to exercise the Over-Allotment Option is given in the manner contemplated herein.

(b)	At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement:

(i)	the Corporation will deposit, for the respective accounts of the Agent, the Over- Allotment Securities electronically with CDS through its non-certificated inventory system, registered as directed by the Agent in writing not less than 24 hours prior to the closing of the Over-Allotment Option; and

(ii)	the Agent will cause to be sent to the Corporation, a wire transfer representing the aggregate Offering Price payable by the Agent for the Over-Allotment Shares less the aggregate of the Agent’s Commission and all of the Agent’s estimated fees and expenses payable pursuant to Section 16 in connection with the sale of the Over-Allotment Securities.

(c)	The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 9 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Securities pursuant to any exercise of the Over-Allotment Option.

(d)	In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Securities issuable on exercise thereof such that the Agent is entitled to arrange for the sale of the same number and type of securities that the Agent would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision,

Section 12. Termination Rights

(a)	The Agent shall be entitled to terminate its obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(i)	Restrictions on Distribution. Any inquiry, action, suit, investigation or other proceeding (whether formal or informal), including matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSXV, TSX or any securities regulatory authority) or there is any enactment or change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Agent, could operate to prevent, restrict or otherwise materially adversely affect in any manner the distribution of the Offered Securities or the market price or value of the Common Shares;

(ii)	Material Change. There shall occur or come into effect any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the business, affairs, financial condition, assets, liabilities (contingent or otherwise), prospects, capital or control of the Corporation and its Subsidiaries, taken as a whole, or any change in any material fact or new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Agent, has or could reasonably be expected to have a material adverse effect on the market price or value or marketability of the Offered Securities;

(iii)	Disaster Out. There should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, any escalation in the severity of the COVID-19 Pandemic from the date of this Agreement or any action, government, law, regulation, inquiry or other occurrence of any nature, which in the reasonable opinion of the Agent, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation or the marketability of the Offered Shares;

(iv)	Adverse Order. An order shall have been made or threatened to cease or suspend trading in the Common Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the Common Shares or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSXV;

(v)	Market Out. The state of the financial markets in Canada or the United States is such that in the reasonable opinion of the Agent, the Offered Securities cannot be marketed profitably; or

(vi)	Breach. The Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by Corporation becomes or is false.

(vii)	Due Diligence. The Agent is not satisfied in its sole discretion with its due diligence review and investigation in respect of the Corporation.

(b)	The rights of termination contained in this Section 12 as may be exercised by the Agent and are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligations or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. Notwithstanding the foregoing sentence, in the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent except in respect of any liability which may have arisen prior to or which may arise after such termination under Section 13, Section 15 and Section 16.

Section 13. All Terms to be Conditions

The Corporation agrees that the conditions contained in Section 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 9 shall entitle the Agent to terminate this Agreement by written notice to that effect given to the Corporation at or prior to the applicable Closing Time. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing.

Section 14. Indemnification

(a)	The Corporation agrees to indemnify and hold harmless the Agent, its subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents (including, for certainty, any Selling Firm), shareholders, each other person, if any, controlling the Agent, or any of their respective subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, from or in consequence of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the Offering, whether performed before or after the date hereof, or otherwise in connection with the matters referred to in this Agreement, including, without limitation:

(i)	any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder;

(ii)	any information or statement (except any information or statement relating solely to an Indemnified Party and provided in writing by the Indemnified Party for inclusion in such document) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to an Indemnified Party provided in writing by the Indemnified Party) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Common Shares;

(iv)	the Corporation not complying with any requirement of the Canadian Securities Laws or U.S. Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any failure or alleged failure to make timely disclosure of a material change by the Corporation, where such failure or alleged failure occurs during the Offering or during the period of distribution or where such failure relates to the Offering or the Units and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

(b)	The Corporation agrees to waive any right the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(c)	Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, any such Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such Claim or results in any material increase in the liability which the Corporation has under this indemnity. The Corporation shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(d)	The Corporation will not, without the prior written consent of the Agent, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(e)	The Corporation hereby constitutes the Agent as trustee for each of the other Indemnified Parties which are not a party to this Agreement of the Corporation’s covenants under this indemnity with respect to those persons and the Agent agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

(f)	The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with this Agreement (whether performed before or after the Corporation’s execution of this Agreement), except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement (in a proceeding in which an Indemnified Party is named as a party) that has become non- appealable to have been caused solely by the gross negligence, fraud or willful misconduct of such Indemnified Party.

(g)	The Corporation also agrees to reimburse the Indemnified Party for the time spent by their personnel in connection with any Claim at their normal per diem rates. The Indemnified Parties may retain counsel to separately represent them in the defense of a Claim, which shall be at the Corporation’s expense if (i) the Corporation does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the Corporation agrees to separate representation, or (iii) the Indemnified Parties are advised by external legal counsel that there is an actual or potential conflict in the Corporation’s and the Indemnified Party’s respective interests or additional defenses are available to the Indemnified Parties, which makes representation by the same counsel inappropriate.

(h)	The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or any investigation commenced in respect of the Corporation, and the Agent or any personnel of the Agent shall be required to testify, participate or respond in respect of or in connection with the Offering, the Agent shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse the Agent monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Agent’s counsel.

(i)	The obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to any Indemnified Party. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

Section 15. Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 14 (other than in accordance with the terms hereof) would otherwise be available in accordance with its terms but is unavailable to the Agent or the Indemnified Parties or insufficient to hold them harmless in respect of a Claim for any reason, the Corporation shall contribute to the amount paid or payable by the Agent or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agent or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Agent or any other Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Agent or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Agent under this Agreement.

Section 16. Advertisements

The Corporation shall, at the Agent’s request, issue a press release announcing the Offering, include a reference to the Agent and its role in any such release or communication, and ensure that any press release concerning the Offering complies with applicable law, including U.S. Securities Law restrictions in respect of general solicitation, general advertising and directed selling efforts. If the Offering is successfully completed, the Corporation acknowledges and agrees that the Agent will be permitted to publish, at its own expense, public announcements or other communications relating to its services in connection with the Offering as it considers appropriate.

Section 17. Expenses

The Corporation will be responsible for all expenses related to the Offering, whether or not the Offering is completed, including, but not limited to, the fees and disbursements of the Corporation’s legal counsel, the fees and disbursements of the Agent’s legal counsel (not exceeding $175,000 in respect of Canadian counsel and $10,000 in respect of U.S. counsel, in each case exclusive of taxes and disbursements), the fees and disbursements of accountants and auditors, the fees and disbursements of translators, the reasonable fees and disbursements of technical consultants and other applicable experts, all costs and expenses related to road-shows and marketing activities, printing costs, filing fees, distribution fees, stock exchange fees, fees for other regulatory compliance, other reasonable out-of-pocket expenses of the Agent and all taxes payable in respect of any of the foregoing. All such fees, disbursements and expenses shall be payable by the

Corporation immediately upon receiving an invoice therefor from the Agent, or, at the option of the Agent, may be deducted from the gross proceeds of the Offering otherwise payable by the Agent to the Corporation at the Closing of the Offering.

Section 18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.

Section 19. Conflict of Interest

The Corporation acknowledges that the Agent and its affiliates carry on a range of businesses, which include: (i) acting as a trader of, and dealer in, securities both as principal and on behalf of their clients, (ii) conducting research on securities and, in the ordinary course of business, providing research reports and investment advice to their clients on investment matters, including with respect to any such person and/or offering, and (iii) in the ordinary course of business, extending loans or providing other financial services to any such person. It is possible that the Agent, its affiliates and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated by this Agreement and effect transactions in those securities for their own account and for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

Section 20. Survival of Warranties, Representations, Covenants and Agreements

Except as expressly set out herein, all warranties, representations, covenants and agreements of the Corporation and the Agent herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the closing of the Offering and shall continue in full force and effect for the benefit of the Agent, the Purchasers or the Corporation, as the case may be, regardless of the Closing of the sale of the Units, any subsequent disposition of the Offered Shares, the Warrants or the Warrant Shares by the Purchasers or the termination of the Agent’s obligations under this Agreement, for a period ending on the date that is two years following the Closing Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Agent or the distribution of the Offered Securities or otherwise, and the Corporation agrees that the Agent shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate delivered pursuant to this Agreement or in connection with the offer and sale of the Units as a result of any investigation made by or on behalf of the Agent in accordance with the distribution of the Units or otherwise. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely.

Section 21. Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by electronic delivery to such other party as follows:

(i)	in the case of the Corporation, to:

mCloud Technologies Corp. 550-510 Burrard St.

Vancouver, British Columbia V6C 3A8

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

with a copy to (which shall not constitute notice):

Owens Wright LLP 300-20 Holly Street

Toronto, Ontario M4S 3B1

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

(ii)	in the case of the Agent, to:

ATB Capital Markets Inc. 600, 585 – 8th Avenue S.W. Calgary, Alberta T2P 1G1

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

with a copy (which shall not constitute notice hereunder) to:

Stikeman Elliott LLP

Suite 4300, Bankers Hall West 888 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention: [Redacted - personal information]

E-Mail: [Redacted - personal information]

or at such other address or e-mail address as may be given by either of them to the other in writing from time to time. Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the Business Day on which it is confirmed to have been sent.

Section 22. Enforceability

To the extent permitted by applicable Law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

Section 23. Successors and Assigns

The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation and the Agent and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 24. Entire Agreement; Time of the Essence

This Agreement constitutes the entire agreement between the Agent and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Agent and the Corporation (including, for greater certainty, the Engagement Letter) and time shall be of the essence hereof.

Section 25. Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 26. No Fiduciary Duty

The Corporation acknowledges and agrees that: (a) the Agent has not assumed or will assume a fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto and the Agent has no obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement; (b) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation; and

(c)    the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 27. Market Stabilization Activities

In connection with the distribution of the Offered Securities, the Agent may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Agent at any time.

Section 28. Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

Section 29. Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente convention ainsi que tout avis, tout état de compte et tout autre document a être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 30. Counterparts and Electronic or Facsimile Copies

This Agreement may be executed in any number of counterparts and by facsimile or other electronic transmission (in PDF), each of which so executed will constitute an original and all of which taken together shall form one and the same agreement.

[Balance of Page Intentionally Left Blank]

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation please communicate your acceptance by executing where indicated below and returning one originally executed copy to the Agent.

ATB CAPITAL MARKETS INC.

Per: “Timothy J. Hart”

Authorized Signing Officer

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

MCLOUD TECHNOLOGIES CORP.

Per:	“Russel McMeekin” Authorized Signing Officer

SCHEDULE “A”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule “A” and related exhibits, the following terms shall have the meanings indicated: “affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act; “Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; “SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agency Agreement to which this Schedule “A” is attached and of which this Schedule “A” forms a part.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Agent that:

1.	The Corporation believes that there is no Substantial U.S. Market Interest with respect to the Offered Securities of the Corporation.

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2.	The Corporation is not, and after giving effect to the Offering and the application of the net proceeds thereof, will not be, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

3.	The Corporation acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to sales of the Offered Securities (i) outside the United States in Offshore Transactions in reliance upon the exclusion from the registration requirements of the U.S. Securities Act available pursuant to Rule 903 of Regulation S, and (ii) solicited by the Agent through its U.S. Affiliate or U.S. Placement Agent to U.S. Accredited Investors or Qualified Institutional Buyers in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder and applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agent, its U.S. Affiliate or U.S. Placement Agent, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has made or will make (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

4.	Neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agent, its U.S. Affiliate or the U.S. Placement Agent, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has engaged or will engage in any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Section 4(a)(2) of the U.S. Securities Act, Rule 506(b) of Regulation D, or the exclusion afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Units.

5.	None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Agent, its U.S. Affiliate or the U.S. Placement Agent, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States, by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.	Neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Corporation’s securities, and will not do so for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration provided by Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities.

7.	Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

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8.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the offering of the Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States.

9.	None of the Corporation, its affiliates or any person acting on behalf of any of them (other than the Agent, its U.S. Affiliate or the U.S. Placement Agent, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with this Offering.

10.	As of the Closing Date, with respect to Offered Securities that may be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Securities”), none of the Corporation, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Corporation participating in the offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (other than any Dealer Covered Person (as defined below), as to whom no representation, warranty, acknowledgement, covenant or agreement is made) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”).

11.	The Corporation is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Offered Securities in the Offering pursuant to Rule 506(b) of Regulation D under the

U.S. Securities Act.

Representations, Warranties and Covenants of the Agent

The Agent represents, warrants and covenants to and with the Corporation that:

1.	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. It has not offered for sale by the Corporation, and will not offer for sale by the Corporation, any Offered Securities except: (a) Offered Securities in an Offshore Transaction in accordance with Rule 903 of Regulation S; or (b) Offered Securities or to, or for the account or benefit of, U.S. Persons or persons in the United States in transactions exemption from the registration requirements of the U.S. Securities Act available under Rule 506(b) of Regulation D, or the exclusion afforded by Rule 903 of Regulation S, and in compliance with state securities laws, as provided in this Schedule “A” and the Agreement to which it is annexed. Accordingly, neither the Agent, its U.S. Affiliate, the U.S. Placement Agent nor any of their affiliates nor any persons acting on behalf of any of them, has made or will make (except as permitted hereby) any: (x) offer to sell or any solicitation of an offer to buy, any Offered Securities or to, or for the account or benefit of, U.S. Persons or persons in the United States; (y) arrangement for any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or the Agent, its U.S. Affiliate, the U.S. Placement Agent and any affiliate or person acting on any of their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (z) Directed Selling Efforts.

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2.	Neither the Agent, its U.S. Affiliate nor any of their affiliates either directly or through a person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any Selling Firm (including the U.S. Placement Agent) or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and any Selling Firm (including the U.S. Placement Agent) to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that its U.S. Affiliate and any Selling Firm (including the U.S. Placement Agent) complies with, the provisions of this Schedule applicable to the Agent as if such provisions applied directly to its U.S. Affiliate and such Selling Firm (including the U.S. Placement Agent).

4.	All offers to sell and solicitations of offers to purchase Offered Securities or to, or for the account or benefit of, U.S. Persons or persons in the United States, shall be solicited and arranged by the Agent through its U.S. Affiliate or U.S. Placement Agent, which on the dates of such offers and subsequent sales by the Corporation was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate or U.S. Placement Agent will arrange for all offers of Offered Securities for sale by the Corporation in compliance with all applicable United States federal and state broker- dealer requirements and this Schedule “A” and the Agreement to which it is annexed.

5.	It, its U.S. Affiliate and the U.S. Placement Agent and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.	Any offer, or solicitation of an offer to buy, Offered Securities that has been made or will be made to, or for the account or benefit of, U.S. Persons, or persons in the United States, was or will be made only to U.S. Persons who are either Qualified Institutional Buyers or U.S. Accredited Investors pursuant to Rule 506(b) of Regulation D, and in compliance with applicable state securities laws.

7.	Immediately prior to soliciting any person in the United States or person purchasing for the account or benefit of, a U.S. Person, the Agent, the U.S. Affiliate, the U.S. Placement Agent, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or U.S. Accredited Investor, and at the time of completion of each sale by the Corporation to a person in the United States or a person purchasing for the account or benefit of, a U.S. Person, the Agent, the U.S. Affiliate, the U.S. Placement Agent, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, that each such purchaser is a Qualified Institutional Buyer or U.S. Accredited Investor.

8.	Prior to arranging for any sale of Offered Securities to a person in the United States or person purchasing for the account or benefit of, a U.S. Person, it shall ensure that each such Person has been or shall be provided with the U.S. Private Placement Memorandum including the Base Shelf

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Prospectus and the Prospectus Supplement. It will ensure that each U.S. Purchaser purchasing Offered Securities from it or from the Corporation, through or arranged by its U.S. Affiliate or U.S. Placement Agent, shall (i) be provided, prior to the Closing Time, with the U.S. Private Placement Memorandum including the Prospectus; and (ii) execute and deliver to the Agent, its U.S. Affiliate and the Corporation either: (a) a U.S. QIB Letter substantially in the form attached as Exhibit I to the U.S. Private Placement Memorandum or (b) a U.S. Subscription Agreement substantially in the form attached as Exhibit II to the U.S. Private Placement Memorandum.

9.	At least one Business Day prior to the applicable Closing Date, the transfer agent for the Corporation will be provided with a list of the names and addresses of all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, a U.S. Person.

10.	At the Closing, the Agent, its U.S. Affiliate or U.S. Placement Agent, as applicable, that has offered or solicited offers of Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States, will provide a certificate, substantially in the form of Exhibit I to this Schedule “A”, relating to the manner of the offer and sale of the Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States, or will be deemed to represent and warrant that it did not make any offers or solicitations to purchase Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States.

11.	As of the Closing Date, with respect to the offer and sale of the Regulation D Securities, the Agent represents that none of (i) the Agent, the U.S. Affiliate, or the U.S. Placement Agent, as applicable,

(ii) the Agent’s, the U.S. Affiliate’s or the U.S. Placement Agent’s general partners or managing members, as applicable (iii) any of the Agent's, the U.S. Affiliate’s or U.S. Placement Agent’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, as applicable (iv) any of the Agent’s, the U.S. Affiliate’s or the U.S. Placement Agent’s general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities, as applicable, or (v) any other person associated with any of the above persons (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event.

12.	The Agent represents that it is not aware of any person other than a Dealer Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Offered Securities pursuant to Rule 506(b) of Regulation D of the U.S. Securities Act. It will notify the Corporation, prior to the Closing Date of any agreement entered into between it and any such person in connection with such sale.

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EXHIBIT I TO SCHEDULE A
(TERMS AND CONDITIONS OF U.S. SALES)

AGENT’S CERTIFICATE

In connection with the offer and sale in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, of units (the “Offered Securities”) of mCloud Technologies Corp. (the “Corporation”) pursuant to an agency agreement (the “Agency Agreement”) dated April 12, 2021 between the Corporation and the Agent named in the Agency Agreement, the undersigned each hereby certify as follows:

(a)	on the date hereof and on the date of each offer, solicitation of an offer and sale of Offered Securities to, or for the account or benefit of, U.S. Persons or persons in the United States, [t] is and was: (A) a duly registered broker-dealer with the United States Securities and Exchange Commission and under the laws of each state where offers and sales of Offered Securities were made (unless exempted therefrom); and (B) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	each offeree of Offered Securities to, or for the account or benefit of, persons in the United States or

U.S. Persons was provided with a copy of the U.S. Private Placement Memorandum, including the Base Shelf Prospectus and the Prospectus Supplement, and each U.S. Purchaser: (a) was provided, prior to the Closing Time, with a copy of the U.S. Private Placement Memorandum, including the Prospectus, and no other written material was used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons; and (b) executed and delivered to the Agent and the Corporation either (x) a U.S. QIB Letter substantially in the form attached as Exhibit I to the U.S. Private Placement Memorandum or (y) a U.S. Subscription Agreement substantially in the form attached as Exhibit II to the U.S. Private Placement Memorandum;

(c)	all offers of Offered Securities for sale by the Corporation to, or for the account or benefit of, U.S. Persons or persons in the United States, have been and will be effected and arranged by the U.S. Affiliate or the U.S. Placement Agent, as applicable, in accordance with all applicable U.S. federal and state laws and regulation (including, without limitation, laws and regulation with respect to the registration and conduct of broker-dealers);

(d)	immediately prior to offering or soliciting offers for the Offered Securities to, or for the account or benefit of U.S. Persons or persons in the United States, we had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor or Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each person purchasing Offered Securities from the Corporation to, or for the account or benefit of, U.S. Persons or persons in the United States, is a Qualified Institutional Buyer or U.S. Accredited Investor; and

(e)	the offers and solicitations of offers of the Offered Securities have been conducted by us in accordance with the terms of the Agency Agreement, including Schedule A thereto.

[signature page follows]

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this _____ day of April, 2021.

ATB CAPITAL MARKETS INC.		[INSERT NAME OF U.S. AFFILIATE/U.S. PLACEMENT AGENT]

By:		By:

	Name: Tim Hart		Name:
	Title: Managing Director		Title